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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67832

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Muzinich Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Park Avenue
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Ludwig 212-888-3413
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Linder & Linder
(Name – *if individual, state last, first, middle name*)

8 Chatham Place (Address) Dix Hills (City) NY (State) 11746 (Zip Code)

SEC Mail Processing
FEB 2 8 2020
Washington, DC

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael Ludwig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Muzinich Capital LLC, as of December 31st, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUZANNE J. CUNNINGHAM
Notary Public - State of New York
No. 01CU6107908
Qualified in NEW YORK County
My Commission Expires: APRIL 12, 2020

Signature

Fin Op

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LINDER & LINDER ■ *Certified Public Accountants*

8 Chatham Place, Dix Hills, NY 11746 (631) 462-1213 Fax (631) 462-8319

Thomas Linder
Gail Linder

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Directors
Muzinich Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Muzinich Capital LLC (the "Company") as of December 31, 2019, and the related statements of operations, cash flows, and changes in member's equity for the year then ended (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Muzinich Capital LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the overall the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information included on pages 9 and 10 (the "supplemental information"), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2008.

Dix Hills, New York
February 26, 2020

MUZINICH CAPITAL LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS	
Cash and cash equivalents	$44,198
Prepaid expenses	2,509
Total Assets	**$46,707**
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accrued expenses	$ 3,000
Member's Equity	43,707
Total Liabilities and Member's Equity	**$46,707**

See accompanying auditors' report and notes to financial statements.

MUZINICH CAPITAL LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2019

Revenues	
Private placement	$ -
Operating Expenses	
Regulatory fees and assessments	13,451
Administrative fee	15,000
Consulting fee	36,667
Professional fees	6,000
Communication	3,733
Other expenses	447
Total Operating Expenses	(75,298)
Net Loss	**$ (75,298)**

See accompanying auditors' report and notes to financial statements.

MUZINICH CAPITAL LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2019

Cash Flows from Operating Activities	
Net loss	$(75,298)
Adjustment to reconcile net loss to net cash used in operating activities:	
Capital contributed in payment of expenses	15,000
Changes in operating assets and liabilities	
Decrease in prepaid expenses	6,909
Decrease in accrued expenses	(3,261)
Net cash used by operating activities	(56,650)
Cash Flows from Financing Activities	
Capital contributed	50,000
Net cash provided by financing activities	50,000
Net Decrease In Cash and Cash Equivalents Activities	(6,650)
Cash and Cash Equivalents, Beginning	50,848
Cash and Cash Equivalents, End	**$ 44,198**
Supplemental Disclosure:	
Non-Cash Financing Transaction	
Member's capital contribution in payment of expenses	**$ 15,000**

See accompanying auditors' report and notes to financial statements.

MUZINICH CAPITAL LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2019

	Member's Equity
Balance - December 31, 2018	$ 54,005
Capital contribution	50,000
Capital contributed in payment of expenses	15,000
Net loss - 2019	(75,298)
Balance - December 31, 2019	**$ 43,707**

See accompanying auditors' report and notes to financial statements.

MUZINICH CAPITAL LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

Note 1 - Summary of Significant Accounting Policies

Muzinich Capital LLC, (the "Company"), was organized September 2007 and became a registered broker-dealer on June 2, 2008. The Company is a member of the Financial Industry Regulatory Authority and is subject to regulation by the United States Securities and Exchange Commission and the Financial Industry Regulatory Authority.

The Company was formed to provide private placement services to its clients in connection with various financing transactions.

As a limited liability company, members of the Company shall not be obligated personally for any debts, obligations or liabilities of the Company solely by reason of being a member. The Company shall continue in perpetuity unless the Company is dissolved and its affairs wound up upon the occurrence of certain events defined in the limited liability company operating agreement.

Revenue Recognition

The Company recognizes revenue upon the placement of private financing transactions for its clients when the amount is determinable and realizable.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, cash equivalents include highly liquid debt instruments purchased with original maturities of three months or less.

Note 1 - Summary of Significant Accounting Policies (Continued)

Income Taxes

Effective after the acquisition by the majority member, of the interest from the minority member, the Company became a single member limited liability company. Therefore, the Company is classified as a disregarded entity for income tax purposes. As such, there is no provision for Federal and State income taxes as the income or loss of the Company is included in the income tax return of the sole member.

Management of the Company is not aware of any issues or circumstances that would unfavorably impact its tax status. Management has determined that the Company had no uncertain tax positions that would require financial statement recognition.

The Company believes it is no longer subject to Federal, State or other taxing jurisdiction income tax examination for years prior to 2014.

Note 2 - Related Party Transactions

The Company has an administrative services agreement with an affiliate who is the sole member of the Company. The agreement provides that the affiliate shall pay for the following expenses: salaries and benefits, occupancy, office and marketing and allocate them to the Company. Monthly allocations amounted to $1,250. Pursuant to the agreement, such allocation is treated as a capital contribution by the member. For the year ended December 31, 2019, administrative services amounted to $15,000.

The Company shares office space with its sole member and rental charges are included in the administrative services agreement.

The sole member will provide the Company with sufficient working capital to meet operations and minimum net capital requirements.

Note 3 - Concentration of Credit Risk

The Company maintains cash balances at a financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000.

Note 4 - Net Capital Requirements

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the $5,000 or 1/15 of aggregate indebtedness.

At December 31, 2019, the Company had net capital, as defined, of $40,176 which exceeded the required minimum net capital by $35,176. Aggregate indebtedness at December 31, 2019 totaled $3,000 and the ratio of aggregate indebtedness to net capital was .07 to 1.

Note 5 - Accounting Development

In 2017, the Financial Accounting Standards Board has adopted ASC 606, Revenue from Contracts with Customers, which will supersede nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States. The core principles of this standard is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This standard will be effective for the Company for the annual reporting period beginning January 1, 2018.

The Company has evaluated the new guidance and the adoption is not expected to have a significant impact of the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

In February 2016, the FASB issued ASU No. 2016-02, *Leases* ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to lease agreements.

Note 5 - Accounting Development (Continued)

This new guidance was effective for years beginning after December 15, 2018, with early adoption permitted. On January 1, 2019, the Company adopted this new standard which has not caused significant changes to the way leases are recorded, presented and disclosed in the Company's financial statements.

MUZINICH CAPITAL LLC
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2019

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Computation of Net Capital

Member's equity	$ 43,707
Deductions - Non-allowable assets	
- WEB CRD	1,022
- Prepaid expenses	2,509
	3,531
Net capital, as defined	**40,176**
Minimum net capital required	5,000
Net capital in excess of minimum requirement	**$ 35,176**
Net capital less greater of 10% of total indebtedness or 120% minimum net capital requirement	**$ 34,176**

Computation of Aggregate Indebtedness

Accounts payable and other liabilities	**$ 3,000**

Ratio of aggregate indebtedness to net capital

Total aggregate indebtedness	$ 3,000	=	.07
Net capital	$ 40,176		

The ratio of aggregate indebtedness to net capital is .07 to 1 compared to the maximum allowable ratio of 15 to 1.

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(i).

See accompanying auditors' report.

MUZINICH CAPITAL LLC
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2019

Information Relating to the Possession or Control Requirements Under Rule 15c3-3:

The Company has claimed exemption from Rule 15c3-3 under the provisions of Section (k)(2)(i).

Reconciliation of Computation of Net Capital

Net capital, per focus report	$ 40,176
Net capital, as computed	$ 40,176
Aggregate indebtedness, per focus report	$ 3,000
Aggregate indebtedness, as computed	$ 3,000

There are no material differences between the preceding comutation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2019.

Reconciliation of Determination of Reserve Requirements Under Rule 15c3-3:

The Company has claimed exemption from Rule 15c3-3 under provisions of Section (k)(2)(i).

See accompanying auditors' report.

LINDER & LINDER ■ *Certified Public Accountants*

8 Chatham Place, Dix Hills, NY 11746 (631) 462-1213 Fax (631) 462-8319

Thomas Linder
Gail Linder

Report of Independent Registered Public Accounting Firm

To the Member of
Muzinich Capital LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Muzinich Capital LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Muzinich Capital LLC claimed an exemption from 17 C.F.R. §240.15c3-3: Section (k)(2)(i) (the "exemption provisions") and (2) Muzinich Capital LLC stated that Muzinich Capital LLC met the identified exemption provisions throughout the period from January 1, 2019 to December 31, 2019 without exception. Muzinich Capital LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Muzinich Capital LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dix Hills, New York
February 26. 2020

MUZINICH CAPITAL LLC
EXEMPTION REPORT
DECEMBER 31, 2019

Muzinich Capital LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (§240.17a-5, Reports to be made by certain brokers and dealers). This Exemption Report was prepared as required by §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. Muzinich Capital LLC has claimed an exemption from SEC Rule §240.15c3-3 under the provisions in paragraph (k)(2)[i].

2. Muzinich Capital LLC has met the identified exemption provisions in paragraph (k)(2)[i] of Rule §240.15c3-3 throughout the period from January 1 to December 31, 2019, without exception.

Michael Ludwig
Finop
Muzinich Capital LLC

See accompanying accounting firm's exemption report.

MUZINICH CAPITAL LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2019

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